METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635

December 14, 2015

Via EDGAR

The Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Daniel L. Gordon, Senior Assistant Chief Accountant
         Office of Real Estate and Commodities

Re:	Transcontinental Realty Investors, Inc. (Commission File No. 001-09240; CIK No. 0000733590) - Form 10-K for fiscal year ended December 31, 2014, filed March 31, 2015

Ladies and Gentlemen:

On behalf of Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”), this letter is being filed as correspondence, uploaded on the EDGAR system on behalf of TCI, in response to a letter of comment from the Staff of the Securities and Exchange Commission, dated December 4, 2015. Schedule 1 annexed to this letter contains the response to the comment of the Staff.  In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed by the applicable response to such comment or explanation.  Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.

This letter is being filed under the EDGAR system in direct response to the comments of the Staff.  If you would like to discuss any item concerning the referenced matter included in this letter or on Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, Executive Vice President of TCI, at 469-522-4238 direct.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc:	Transcontinental Realty Investors, Inc.
1603 LBJ Freeway, Suite 800
Dallas, Texas 75234
Attn: Gene S. Bertcher, Executive Vice President and Chief Financial Officer

SCHEDULE 1

Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated December 4, 2015, with respect to
Form 10-K for the fiscal year ended
December 31, 2014, filed March 31, 2015
Transcontinental Realty Investors, Inc.
Commission File No. 001-09240
_________________

The following information is provided in response to comments of the Staff of the Securities and Exchange Commission, rendered by a letter dated December 4, 2015, with respect to Form 10-K for the fiscal year ended December 31, 2014, filed March 31, 2015, of Transcontinental Realty Investors, Inc. (the “Company”).  For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment.  Also included in such response is a letter/page reference to the text of each instrument, where applicable.

Note 16. Commitments, Contingencies, and Liquidity

Comment/Observation No. 1.  We note your response to prior comment 1. Consistent with your response to the extent certain claims continue to remain outstanding please provide disclosure and future periodic filings to indicate you previously recognized litigation expense totaling $17.6 million related to certain deficiency claims on foreclosed assets for which you previously estimated the maximum exposure was not to exceed approximately $20 million.

Response to Comment/Observation No. 1.  To the extent certain claims continue to remain outstanding, appropriate disclosure will be provided by the Company in future periodic filings to indicate the Company previously recognized litigation expense totaling $17.6 million, related to certain deficiency claims on foreclosed assets for which the Company previously estimated the maximum exposure was not to exceed approximately $20 million.